Registration No. 333-271838

Filed Pursuant to Rule 424(b)(3)

DOMINION ENERGY, INC.

DOMINION ENERGY RELIABILITY INVESTMENT®

VARIABLE DENOMINATION FLOATING RATE DEMAND NOTES

PRICING SUPPLEMENT

(To Prospectus dated May 11, 2023)

The Date of this Pricing Supplement is September 23, 2024

The Dominion Energy Reliability Investment Variable Denomination Floating Rate Demand Notes (the “Notes”) bear interest at a floating rate per annum determined by the Dominion Energy Reliability Investment Committee on a weekly basis to be effective on Monday of the week following such determination. Under the terms of the Dominion Energy Reliability Investment program, the interest rate payable on the Notes may vary based on the principal amount of the Notes that an investor owns.

The current Prospectus for the Notes was filed with the Securities and Exchange Commission on May 11, 2023. Effective September 23, 2024, Dominion Energy, Inc. is transitioning to a single investment tier and will pay the same interest rate for all invested amounts of Notes. All other program features remain unchanged. The interest rate established for the Notes as of September 23, 2024 and set forth below remains in effect until further notice.

Effective Date	Interest Rate Per Annum
September 23, 2024	5.00%